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                                                                Exhibit 99.9


                         Open Wheel Racing Series LLC
                             275 Middlefield Road
                            Menlo Park, CA  94025


December 3, 2003

CART, Inc.
5350 Lakeview Parkway Drive South
Indianapolis, Indiana  46268
Attn:   Christopher R. Pook

Dear Chris:

The letter follows our meeting on December 2, 2003 at which you confirmed that Championship is unlikely to be able to satisfy the closing conditions to the Agreement and Plan of Merger dated September 10, 2003. As both Open Wheel and Championship concluded that the closing of the merger is not likely to occur, Open Wheel presented a proposal to management pursuant to which Open Wheel would acquire certain of the operating assets of CART. Attached to this letter as Exhibit A is a written outline of that proposal.

As you know, Open Wheel remains committed to preserving the tradition of CART racing and we feel that this proposal is the only remaining alternative to attain that goal.

Please provide us with the Board's response not later than 9:00 a.m. (Eastern Standard Time) Monday, December 8, 2003.

This letter of intent does not create a contract or agreement of any kind; any obligation to complete the transaction described herein will only arise upon execution of a definitive agreement.

                                                Very truly yours,

                                                OPEN WHEEL RACING SERIES LLC


                                                Kevin Kalkhoven, Manager


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                                  Exhibit A

                          OUTLINE OF PROPOSED TERMS


Structure:      Open Wheel Racing Series, LLC ("Open Wheel") would acquire certain assets of CART, Inc. ("CART") from the Chapter 11 bankruptcy of CART. This outline summarizes the principal terms of the proposed transaction. Other terms would be described in an Asset Purchase Agreement and other documents to be negotiated among the parties.

Purchased       Open Wheel would acquire the following assets of CART (the
Assets:         "Purchased Assets"):

                   (a) All tangible personal property, whether owned or leased;

                   (b) All intellectual property, including trademarks and
                       rulebooks (the "Intellectual Property");

                   (c) The following contracts: (i) all contracts with
                       promoters (including claims related to such contracts such as claims against Brands Hatch and the ISC), (ii) sponsorship contracts with Bridgestone and Ford, (iii) the contract with Cosworth related to engine purchase and maintenance, (iv) the Engine leases with the Teams,
                       (v) the contracts related to Brazilian and Mexican television rights, (vi) all intellectual property licenses pursuant to which CART or Champ license the Intellectual Property to third parties and (vii) certain other contracts to be identified by Open Wheel (the "Assumed Contacts");

                   (d) The note from SCRA of Monterrey to CART; and

                   (e) The memberships in ACCUS and FIA.

Assumed         Open Wheel would not assume any liabilities other than the
Liabilities:    Assumed Contracts and the leases for tangible property.

Consideration:  $2,000,000

Bankruptcy:     As soon as practicable after the signing of an asset purchase agreement, which shall occur prior to Friday December 12, 2003, CART would file the required documents to initiate Chapter 11 bankruptcy, including a sale order and the Asset Purchase
                Agreement, for a consolidated bankruptcy and sale of assets under Sections 363 and 365 of the Bankruptcy code in the Federal
                Bankruptcy Court in Oakland County, Michigan (or such other
                Federal Bankruptcy Court as shall be mutually agreed).

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Prize Money:    Championship Auto Racing Teams, Inc. will undertake to pay the prize money owed to all of the teams for the 2003 season
                (other than teams controlled by affiliates of Open Wheel) provided this can be done without a preferential transfer occurring. If the payment would create a preference, Open Wheel would assume the obligation to make the payment and the purchase price would be reduced accordingly.

Interim         Immediately prior to the filing of a bankruptcy petition, CART
Management:     would terminate the employment of its CEO and appoint a new CEO satisfactory to both CART and Open Wheel to serve as CEO until the closing of the transaction.

DIP Financing:  Open Wheel would provide DIP financing, provided that it can obtain a first secured position, to CART to finance its operations for 60 days after the signing of the Asset Purchase Agreement. The amount and terms of the DIP financing would be as mutually agreed among the parties. Any DIP financing would be repaid not later than the closing of the sale by CART of any substantial assets (including the closing of the transaction described herein). Any unpaid DIP financing would be credited against the purchase price for the assets.

Documentation:  The proposed transaction would be documented in an Asset
                Purchase Agreement and other documentation that would include the following terms and conditions:

                   (a) Representations and warranties, covenants and closing
                       conditions customary for an acquisition of assets out of a Chapter 11 bankruptcy proceeding. These could include representations as to the ability of CART to complete the acquisition subject only to board and bankruptcy court approval, and representations as to the ability of CART to transfer the assets free of liabilities other than those expressly assumed. The closing will not be conditioned upon CART's continued relationship with its teams or the absence of litigation against CART. The closing will be conditioned on CART's representations being true in all material respects, on the absence of any further material adverse change in the business of CART, and on compliance with all rules and procedures of the bankruptcy court and the entry of all appropriate orders by such court to approve the transactions.

                   (b) A termination date which is 60 days after the signing of the Asset Purchase Agreement.

                   (c) Customary overbid procedures and break up fee.